Exhibit m (ii)

PLAN PURSUANT TO RULE 12B-1
SCHEDULE A

Name of Fund	Annual Fee (as a % of the average daily net assets of the Fund attributable to Adviser Shares)
Tax Exempt Short-Term Fund	0.25%
Tax Exempt Intermediate-Term Fund	0.25%
Tax Exempt Long-Term Fund	0.25%
New York Bond Fund	0.25%
Virginia Bond Fund	0.25%
California Bond Fund	0.25%
Short-Term Bond Fund	0.25%
Intermediate-Term Bond Fund	0.25%
Government Securities Fund (formerly GNMA Trust)	0.25%
Income Fund	0.25%
High Income Fund (formerly High-Yield Opportunities Fund)	0.25%
Precious Metals and Minerals Fund	0.25%
International Fund	0.25%
Emerging Markets Fund	0.25%
World Growth Fund	0.25%
Value Fund	0.25%
Growth & Income Fund	0.25%
Science & Technology Fund	0.25%
Flexible Income Fund	0.25%

Dated:  April 30, 2010, As Amended February 27, 2013

A-1